

December 5, 2023

Gary Bowman
Chief Executive Officer
Bowman Consulting Group Ltd.
12355 Sunrise Valley Drive
Suite 520
Reston, VA 20191

   Re: Bowman Consulting Group Ltd.
     Registration Statement on Form S-3
     Filed November 29, 2023
     File No. 333-275786

Dear Gary Bowman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Jason T. Simon